FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Bernon, Alan J.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Director and Chief Operating Officer, Northeast Region
(Last) (First) (Middle) Dean Northeast, LLC 124 Grove Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 30, 2003
(Street) Franklin, MA 02038		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/30/03		J		67.567	A	37.0005(1)	557,965.237	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	21.5625							01/22/02	01/22/11	Common Stock	9,272		9,272	D
Incentive Stock Option (right to buy)	30.5250							01/14/03	01/14/12	Common Stock	3,276		3,276	D
Non-Qualified Stock Option (right to buy)	18.7188							01/04/01	01/04/10	Common Stock	26,666		13,332	D
Non-Qualified Stock Option (right to buy)	21.5625							1/22/02	01/22/11	Common Stock	44,060		44,060	D
Non-Qualified Stock Option (right to buy)	30.5250							01/14/03	01/14/12	Common Stock	126,724		126,724	D
Incentive Stock Option	37.1900	01/06/03		A	V	2,688		01/06/04(2)	01/06/13	Common Stock	2,688		2,688	D
Non-Qualified Stock Option	37.1900	01/06/03		A	V	52,312		01/06/04(2)	01/06/13	Common Stock	52,312		52,312	D
Deferred Stock Units (right to receive)	0	01/07/03		A	V	22,000		01/07/04(3)	01/07/13	Common Stock	22,000		22,000	D

Explanation of Responses:

(1) Shares purchased through Issuer's Employee Stock Purchase Plan.
(2) The shares of common stock subject to the Option shall vest ratably in three equal increments commencing on the first anniversary of the grant date.
(3) The reporting person has received an exempt award of Deferred Stock Units ("DSUs") under the Company's 1989 Stock Awards Plan which is a right to receive shares of common stock of the Issuer in the future, subject to the terms and conditions of the DSU Award Agreement. The DSUs vest annually, on a prorata basis, over a five-year period beginning on the first anniversary of the date of grant, subject to certain accelerated vesting provisions.

By: /s/ Alan J. Bernon **Signature of Reporting Person	May 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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